

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 3, 2007

Mr. Ronald D. Sloan
Chief Executive Officer
Can Cal Resources Ltd.
2500 Vista Mar Drive
Las Vegas, Nevada 89128

> **Re: Can Cal Resources Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 9, 2007**
> **File No. 0-26669**

Dear Mr. Sloan

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1. Please amend your filing to correct the fiscal year indicated on the cover of your annual report to be December 31, 2006, instead of December 31, 2005.

Market for Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

2.   The information in the table disclosing your high and low bid quotations for fiscal year 2006 appears to be inaccurately labeled. Please revise the labeling or the bid quotations, accordingly.

Financial Statements

Statements of Operations

3.   Please expand your disclosures to describe the nature of the "confessional judgment" that was incurred in fiscal year 2005, in the amount of $26,500.

Note 8- Controls and Procedures

4.   Please amend your filing to move these disclosures from your footnotes to Item 8A. Controls and Procedures, in accordance with the rules set forth in Form 10-KSB.

5.   We note your disclosure that you conducted an evaluation of your disclosure controls and procedures at the end of the period covered by your annual report, and that several deficiencies were discovered in your 2006 financial statements. Please address the following points:

(a) Tell us the nature and cause of each of the deficiencies discovered during the period.

(b) Tell us when each of the deficiencies in your fiscal 2006 financial statements was discovered.

(c) Tell us whether the deficiency relating to the reporting and disclosure of the value of certain mining claims resulted in a restatement of your Form 10-QSB for the period ended September 30, 2006, and if not, why you concluded that a restatement was unnecessary.

(d) Tell us to which line items of your fiscal 2006 financial statements you made the adjustment of $381,500, to correct the error in the value of certain mining claims.

(e) Tell us why you believe none of the deficiencies discovered during the period, alone or in the aggregate, meet the definition of a "material weakness," as defined in PCAOB Auditing Standard No. 2.

6.   Please provide us with the name of the certified public accountant you are utilizing to serve in a review capacity, on an ongoing basis, to remediate deficiencies discovered in your disclosure controls and procedures.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Controls and Procedures, page 5

7.   You state you evaluated the effectiveness of the company's disclosure controls and procedures *in the 90 day period before the filing* of your report. Please amend your filing to comply with Item 307 of Regulation S-B, which requires that your evaluation be completed as of the end of the period covered by your report, and disclose the conclusions of your principal executive officers regarding the effectiveness of your disclosure controls and procedures, as of the end of the period covered by your report.

8.   We note your statement that, subsequent to the date when the disclosure controls and procedures were evaluated, there have not been any *significant changes* in your disclosure controls or procedures or in other factors that could significantly affect such controls or procedures. Please comply with Item 308(c) of Regulation S-B, which requires that you disclose *any* change in your *internal control over financial reporting* that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibit 31

9.   We note your officer's certification does not conform to the current format required by Item 601(b)(31) of Regulation S-B. Please provide the correctly worded certification in an amendment to your Form 10-QSB.

Engineering Comments

General

10.   We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

11.   Since your web site contains disclosure about adjacent or other properties on which you appear to have no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Properties

12.   We note that you utilize a significant amount of technical terminology in describing your properties that may not be familiar to the average investor. Revise your filing to convey the meaning of technical words through the context of your discussion as much as possible. Provide definitions of geologic and technical terms in a glossary for words that cannot be adequately defined in the text.

13.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

14. It would be helpful to include a small-scale map, showing the location and access to each property, following the guidance in paragraph (b)(2) of Industry Guide 7. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. Your maps and drawings should generally have the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

15. Please provide additional information about your properties and mineral exploration program, as indicated in the following three sections. Please refer to Industry Guide 7, paragraphs (b)(1) through (5) for specific guidance or further clarification, which is available on our website at the following address:

> http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Disclose the following information, pertaining to your ownership interests and mining claims, for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the material terms of the agreements under which the land or mineral rights are held. The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments should be clear.

- An indication of whether the mining claims are State or Federal claims.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The area of the claims, either in hectares or acres.

Please disclose the following information, regarding the location, mineralization, and equipment and infrastructure associated with each of your properties:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of equipment, infrastructure, and other facilities, with details as to modernization and the physical condition of the plant and equipment, including subsurface improvements.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Please expand your disclosure concerning your exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language. If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect. If there is a phased program planned, briefly outline all phases.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

- Describe the current state of exploration of the property, including a description of any work completed on the property and its present condition.

- Disclose how the exploration program will be funded, and indicate the total costs incurred to date and all planned future costs.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Don Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief